Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2021 Financial Results

NANJING, China, August 23, 2021 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Highlights for the Second Quarter of 2021

•	Net revenues in the second quarter of 2021 increased by 373.1% year-over-year to RMB161.0 million (US$24.9 million1).
•	Revenues from package tours in the second quarter of 2021 increased by 906.9% year-over-year to RMB126.5 million (US$19.6 million).
•	Operating expenses in the second quarter of 2021 decreased by 39.8% year-over-year to RMB95.1 million (US$14.7 million).

"Our business saw a strong recovery in the second quarter, as we achieved revenue growth for the first time since the COVID-19 outbreak and returned to positive operating cash flow." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "We continue to be guided by our ‘customer first’ principle as we improve our products and services based on customer demand in order to maintain sustainable growth and seize opportunities amidst the evolving industry environment. In the face of temporary challenges, we will always prioritize customers and work to gain their long-term support and trust through our consistent high-quality service."

Second Quarter 2021 Results

Net revenues were RMB161.0 million (US$24.9 million) in the second quarter of 2021, representing a year-over-year increase of 373.1% from the corresponding period in 2020. The increase was primarily due to the growth in revenues from packaged tours.

•	Revenues from packaged tours were RMB126.5 million (US$19.6 million) in the second quarter of 2021, representing a year-over-year increase of 906.9% from the corresponding period in 2020. The increase was primarily due to the growth in demand for domestic tours.

•	Other revenues were RMB34.5 million (US$5.3 million) in the second quarter of 2021, representing a year-over-year increase of 60.6% from the corresponding period in 2020. The increase was primarily due to a rise in commission fees received from other travel-related products and service fees received from insurance companies.

Cost of revenues was RMB92.0 million (US$14.2 million) in the second quarter of 2021, representing a year-over-year increase of 249.8% from the corresponding period in 2020. As a percentage of net revenues, cost of revenues was 57.1% in the second quarter of 2021, compared to 77.3% in the corresponding period in 2020.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.4566 on June 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Gross profit was RMB69.0 million (US$10.7 million) in the second quarter of 2021, representing a year-over-year increase of 792.2% from the corresponding period in 2020.

Operating expenses were RMB95.1 million (US$14.7 million) in the second quarter of 2021, representing a year-over-year decrease of 39.8% from the corresponding period in 2020. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB5.6 million (US$0.9 million) in the second quarter of 2021. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB89.6 million (US$13.9 million) in the second quarter of 2021, representing a year-over-year decrease of 35.5%.

•	Research and product development expenses were RMB13.8 million (US$2.1 million) in the second quarter of 2021, representing a year-over-year decrease of 33.4%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.9 million (US$0.1 million), were RMB12.9 million (US$2.0 million) in the second quarter of 2021, representing a year-over-year decrease of 32.2% from the corresponding period in 2020. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB44.8 million (US$6.9 million) in the second quarter of 2021, representing a year-over-year decrease of 46.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.1 million (US$0.2 million), were RMB43.7 million (US$6.8 million) in the second quarter of 2021, representing a year-over-year decrease of 36.9% from the corresponding period in 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and amortization of acquired intangible assets.

•	General and administrative expenses were RMB41.5 million (US$6.4 million) in the second quarter of 2021, representing a year-over-year decrease of 31.8%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB3.6 million (US$0.6 million), were RMB37.9 million (US$5.9 million) in the second quarter of 2021, representing a year-over-year decrease of 35.1% from the corresponding period in 2020. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB26.2 million (US$4.1 million) in the second quarter of 2021, compared to a loss from operations of RMB150.3 million in the second quarter of 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB20.5 million (US$3.2 million) in the second quarter of 2021.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net loss was RMB14.0 million (US$2.2 million) in the second quarter of 2021, compared to a net loss of RMB154.6 million in the second quarter of 2020. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB8.4 million (US$1.3 million) in the second quarter of 2021.

Net loss attributable to ordinary shareholders was RMB13.1 million (US$2.0 million) in the second quarter of 2021, compared to a net loss attributable to ordinary shareholders of RMB147.6 million in the second quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB7.4 million (US$1.2 million) in the second quarter of 2021.

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.1 billion (US$175.0 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

For the third quarter of 2021, the Company expects to generate RMB111.2 million to RMB123.5 million of net revenues, which represents 0% to 10% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 23, 2021, (8:00 pm, Beijing/Hong Kong Time, on August 23, 2021) to discuss the second quarter 2021 financial results.

To participate in the conference call, please dial the following numbers:

US:	1-866-548-4713

Hong Kong:	800-961-105 / +852-3008-1527

Mainland China:	4001-209101

International:	+1-323-794-2093

Conference ID:	Tuniu 2Q 2021 Earnings Call

A telephone replay will be available from 11:00 am on August 23, 2021 through 11:00 am on August 30, 2021, U.S. Eastern Time. The dial-in details are as follows:

US:	1-888-203-1112

Hong Kong:	+852-5808-3200

Mainland China:	4001-201651

International:	+1-719-457-0820

Replay Access Code:	2526033

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	213,538	427,379	66,193
Restricted cash	50,566	33,996	5,265
Short-term investments	1,353,670	668,565	103,548
Accounts receivable, net	264,134	253,196	39,215
Amounts due from related parties	23,913	20,349	3,152
Prepayments and other current assets	378,704	440,713	68,258
Total current assets	2,284,525	1,844,198	285,631

Non-current assets
Long-term investments	266,866	230,118	35,641
Property and equipment, net	111,697	108,561	16,814
Intangible assets, net	71,362	63,430	9,824
Land use right, net	96,713	95,682	14,819
Operating lease right-of-use assets, net	42,293	60,757	9,410
Goodwill	232,007	232,007	35,933
Other non-current assets	91,180	96,646	14,969
Total non-current assets	912,118	887,201	137,410
Total assets	3,196,643	2,731,399	423,041

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	60,679	20,250	3,136
Accounts and notes payable	705,838	654,215	101,325
Amounts due to related parties	21,034	4,521	700
Salary and welfare payable	47,487	41,220	6,384
Taxes payable	6,004	3,312	513
Advances from customers	208,762	231,598	35,870
Operating lease liabilities, current	18,264	19,226	2,978
Accrued expenses and other current liabilities	676,501	351,178	54,391
Total current liabilities	1,744,569	1,325,520	205,297

Non-current liabilities
Operating lease liabilities, non-current	34,367	46,699	7,233
Deferred tax liabilities	14,861	13,609	2,108
Long-term borrowings	22,577	17,599	2,726
Other non-current liabilities	3,054	3,054	473
Total non-current liabilities	74,859	80,961	12,540
Total liabilities	1,819,428	1,406,481	217,837

Redeemable noncontrolling interests	27,200	27,200	4,213

Equity
Ordinary shares	249	249	39
Less: Treasury stock	(302,916)	(295,622)	(45,786)
Additional paid-in capital	9,125,689	9,123,080	1,412,985
Accumulated other comprehensive income	275,012	274,270	42,479
Accumulated deficit	(7,713,355)	(7,765,901)	(1,202,785)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,336,076	206,932
Noncontrolling interests	(34,664)	(38,358)	(5,941)
Total equity	1,350,015	1,297,718	200,991
Total liabilities, redeemable noncontrolling interests and equity	3,196,643	2,731,399	423,041

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Revenues
Packaged tours	12,563	45,361	126,502	19,593
Others	21,461	31,999	34,459	5,337
Net revenues	34,024	77,360	160,961	24,930
Cost of revenues	(26,292)	(48,706)	(91,975)	(14,245)
Gross profit	7,732	28,654	68,986	10,685

Operating expenses
Research and product development	(20,647)	(11,791)	(13,757)	(2,131)
Sales and marketing	(84,255)	(35,418)	(44,795)	(6,938)
General and administrative	(60,952)	(44,744)	(41,541)	(6,434)
Other operating income	7,774	8,437	4,950	767
Total operating expenses	(158,080)	(83,516)	(95,143)	(14,736)
Loss from operations	(150,348)	(54,862)	(26,157)	(4,051)
Other income/(expenses)
Interest and investment income	7,061	15,283	9,095	1,409
Interest expense	(9,627)	(2,636)	(1,944)	(301)
Foreign exchange (losses)/gains, net	(4,184)	(1,249)	4,289	664
Other income, net	1,323	1,086	664	103
Loss before income tax expense	(155,775)	(42,378)	(14,053)	(2,176)
Income tax benefit	934	618	134	21
Equity in income of affiliates	215	129	(95)	(15)
Net loss	(154,626)	(41,631)	(14,014)	(2,170)
Net loss attributable to noncontrolling interests	(7,073)	(2,150)	(949)	(147)
Net income attributable to redeemable noncontrolling interests	142	-	-	-
Net loss attributable to Tuniu Corporation	(147,695)	(39,481)	(13,065)	(2,023)
Reversal of redeemable noncontrolling interests	81	-	-	-
Net loss attributable to ordinary shareholders	(147,614)	(39,481)	(13,065)	(2,023)

Net loss	(154,626)	(41,631)	(14,014)	(2,170)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(271)	3,647	(4,389)	(680)
Comprehensive loss	(154,897)	(37,984)	(18,403)	(2,850)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.40)	(0.11)	(0.04)	(0.01)
Net loss per ADS - basic and diluted*	(1.20)	(0.33)	(0.12)	(0.03)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,145,186	370,590,545	370,929,055	370,929,055

Share-based compensation expenses included are as follows：
Cost of revenues	189	54	44	7
Research and product development	832	153	76	12
Sales and marketing	147	122	61	9
General and administrative	1,759	1,201	2,928	453
Total	2,927	1,530	3,109	481

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2021
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(91,975)	44	-	(91,931)

Research and product development	(13,757)	76	782	(12,899)
Sales and marketing	(44,795)	61	1,065	(43,669)
General and administrative	(41,541)	2,928	681	(37,932)
Other operating income	4,950	-	-	4,950
Total operating expenses	(95,143)	3,065	2,528	(89,550)

Loss from operations	(26,157)	3,109	2,528	(20,520)

Net loss	(14,014)	3,109	2,528	(8,377)

Net loss attributable to ordinary shareholders	(13,065)	3,109	2,528	(7,428)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.04)			(0.02)
Net loss per ADS - basic and diluted	(0.12)			(0.06)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,929,055			370,929,055

	Quarter Ended March 31, 2021
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(48,706)	54	-	(48,652)

Research and product development	(11,791)	153	782	(10,856)
Sales and marketing	(35,418)	122	1,065	(34,231)
General and administrative	(44,744)	1,201	681	(42,862)
Other operating income	8,437	-	-	8,437
Total operating expenses	(83,516)	1,476	2,528	(79,512)

Loss from operations	(54,862)	1,530	2,528	(50,804)

Net loss	(41,631)	1,530	2,528	(37,573)

Net loss attributable to ordinary shareholders	(39,481)	1,530	2,528	(35,423)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)			(0.10)
Net loss per ADS - basic and diluted	(0.33)			(0.30)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,590,545			370,590,545

	Quarter Ended June 30, 2020
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(26,292)	189	-	(26,103)

Research and product development	(20,647)	832	782	(19,033)
Sales and marketing	(84,255)	147	14,915	(69,193)
General and administrative	(60,952)	1,759	709	(58,484)
Other operating income	7,774	-	-	7,774
Total operating expenses	(158,080)	2,738	16,406	(138,936)

Loss from operations	(150,348)	2,927	16,406	(131,015)

Net loss	(154,626)	2,927	16,406	(135,293)

Net loss attributable to ordinary shareholders	(147,614)	2,927	16,406	(128,281)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.40)			(0.35)
Net loss per ADS - basic and diluted	(1.20)			(1.05)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,145,186			370,145,186

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.